Form 6-K
No. (4)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of    December 2006,
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
Date: December 20, 2006	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, December 19, 2006 Page 1 of 1

Michael Treschow, Chairman of the Board of Directors of Electrolux, has informed the nomination committee that he will not stand for re-election at the company’s Annual General Meeting (AGM) in April 2007.
“After having served in the roles of President & CEO, board member and chairman over the last ten years at Electrolux, I have decided to step aside at the end of the current term,” Michael Treschow said. “I am very pleased with the company’s current strategy and I am convinced that Electrolux is on the right track and headed in the right direction, so I am comfortable passing the reins to my successor.”
Michael Treschow has served as Electrolux Chairman since 2004 and was President and Chief Executive Officer from 1997 to 2002.
For further information contact Electrolux Press Hotline +46 8 657 6507.
About the Electrolux Group Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries every year. The company focuses on innovations that are thoughtfully designed, based on extensive consumer insight, to meet the real needs of consumers and professionals. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire. In 2005, Electrolux had sales of SEK 100 billion and 57,000 employees. For more information, visit http://www.electrolux.com/press.